January 30, 2006
VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS
Mr. Thomas A. Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration No. 333-129134
Dear Mr. Jones:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) by letter dated January 25, 2006 (the “Comment Letter”) with respect to the above referenced Registration Statement (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”) and Amendments No. 1 through 4 thereto and the response letter of the Company dated as of January 25, 2006.
     On behalf of the Company, I am writing to respond to the Comment Letter and to indicate the changes that have been made in Amendment No. 5 to the Registration Statement (the “Amendment”) that is being filed by the Company with the SEC today. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
Certain Relationships and Related Party Transactions, page 75
1.	We note your response to prior comment 2. Please disclose the provisions of the Shareholder’s Agreement with respect to the number of directors that each of Texas Pacific Group, Francisco Partners and Shah Capital Partners are entitled to nominate and the ownership percentage that each such shareholder must maintain in order to preserve those nomination rights, and that the shareholders that are a party to the Shareholders’ Agreement are collectively entitled to nominate your chief executive officer.
     The Company has revised its disclosure as requested.
2.	Please refer to prior comment 3. It appears from your response that your principal shareholders indirectly share beneficial ownership as a result of the provisions in Section

4.02 of the shareholders agreement. Please tell us how you calculated beneficial ownership for purposes of your principal and selling shareholders table on page 72 in accordance with Exchange Act Rule 13d-3.
     As a result of the provisions in Section 4.02 of the shareholders’ agreement and in response to the Staff’s comments, the Company has revised the Principal and Selling Shareholders table to attribute beneficial ownership of the shares held by each party to the shareholders’ agreement to each other party.

     Thank you very much for your prompt attention to this filing. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses or the Amendment, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,
/s/ Ann Nguyen
General Counsel

cc:	Alan Denenberg
Michael Nordtvedt
Davis Polk & Wardwell

William Brentani
Deanna Chechile
Simpson Thacher & Bartlett LLP

Neil Miotto
Padraic S. Kelly
KPMG LLP

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